UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: March, 2014

Commission File Number: 000-55134

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2 53 Cross Street Double Bay, Sydney, NSW 2028 AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F. Form 20-F ☒ Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

CBD Energy Limited (“CBD” or the “Company”) is filing this report on Form 6-K to update investors with respect to the following items discussed in its registration statement on Form 20-F (the “Form 20-F”).

The Company to Develop Rooftop Installations in 22 UK Schools – Systems expected to generate annual output of ~1.09Gwh, estimated $7.8M of revenue over lifetime of installations

Exhibits

Exhibit Number	Exhibit Table

99.1	Press Release dated March 5, 2014 announcing CBD Energy Limited to Develop Rooftop Solar Installations in 22 UK Schools Systems expected to generate annual output of ~1.09Gwh, estimated $7.8M of revenue over lifetime of installations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

March 5, 2014	By:	/s/ Gerard McGowan
Gerard McGowan Chairman & Managing Director